UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.5)

Teton Energy Corporation
(Name of Issuer)

Common Stock par value $.001
(Title of Class of Securities)

881628101
(CUSIP Number)

Harris I. Sufian, Esq.

FIRST NEW YORK SECURITIES LLC
90 Park Avenue 5th Floor
New York, New York 10022
212-331-6853
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

     April 27, 2009
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS First New York Securities LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 903,354
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 903,354
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,354
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14		TYPE OF REPORTING PERSON BD

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS Thomas F. Donino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 226,424
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 226,424
	10	SHARED DISPOSITIVE POWER 598,354
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,778
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14		TYPE OF REPORTING PERSON IN

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS BATL Management LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,893
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 110,893
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,893
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS Lee Higgins I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 305,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON IN

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 5 to Schedule 13D, is being filed by the undersigned to amend and supplement the Statement on Schedule 13D filed by First New York Securities LLC (“FNYS”), BATL Management LP (“BATL”) and Thomas F. Donino (“Mr. Donino” and together the “Original Reporting Persons”), on June 6, 2007 (as amended by Amendment No. 1, filed by the Original Reporting Persons and Lee Higgins (“Mr. Higgins” and together with the Original Reporting Persons, the “Reporting Persons”) on January 31, 2008, Amendment No. 2 filed by the Reporting Persons on March 18, 2008, Amendment No. 3 filed by the Reporting Persons on November 6, 2008, and Amendment No. 4 filed by the Reporting Persons on January 6, 2009, collectively the “Statement”), with respect to the common stock, par value $0.001 (the “Common Stock”), of Teton Energy Corporation, a Delaware company (the “Company”).  The principal executive offices of the Company are located at 600 17th Street, Suite 1600, North Denver, Colorado 80202.

Item 3.   Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since January 6, 2009, the amount of funds expended by FNYS was $53,598.28.

Item 5.   Interest in Securities of the Issuer.

The information contained in Item 5 is hereby amended and restated in its entirety.

(a)           As of May 11, 2009, the Reporting Persons beneficially own an aggregate of 1,154,778 shares of Common Stock, representing approximately 4.8% of the outstanding Common Stock.1  FNYS beneficially owns 903,354 of such shares, representing approximately 3.8% of the Common Stock outstanding, Mr. Donino beneficially owns 824,778 of such shares, representing approximately 3.4% of the Common Stock outstanding, BATL beneficially owns 110,893 shares, representing approximately 0.5% of the Common Stock outstanding and Mr. Higgins beneficially owns 330,000 shares of Common Stock, representing approximately 1.4% of the outstanding Common Stock.

(b)           Mr. Donino shares dispositive power over 598,354 shares of Common Stock owned by FNYS.  As Managing Partner of BATL, Mr. Donino has sole voting and dispositive power over the 110,893 shares of Common Stock owned by BATL.  By virtue of his control over the Donino Accounts, Mr. Donino has voting and dispositive power over 18,226 shares of Common Stock, which includes 6,131 held in custody for each of his children, Brittany Donino and Alyson Donino.  Mr. Donino disclaims beneficial ownership of the shares of Common Stock owned by FNYS, BATL and the Donino Accounts, except to the extent of his actual economic interest therein.

-------------------------------------------
1 Based on 23,944,646 shares of common stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

Mr. Higgins shares dispositive power over 305,000 shares of Common Stock owned by FNYS.  By virtue of his control over the Higgins Accounts, Mr. Higgins has voting and dispositive power over 25,000 shares of Common Stock.  Mr. Higgins disclaims beneficial ownership of the shares of Common Stock owned by FNYS and the Higgins Accounts, except to the extent of his actual economic interest therein.

(c)           Except for the transactions set forth in Schedule I annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.  All such transactions were effected in the open market.

(d)           Not applicable.

(e)           On May 8, 2009, the Reporting Persons ceased to be the beneficial owners of more than five percent of Teton Energy Corporation Common Stock.

Item 7.  Material to be Filed as Exhibits.

The information contained in Item 7 of the Statement is hereby amended and supplemented as follows.

A.	Agreement of joint filing, dated May 12, 2009, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 12, 2009

                FIRST NEW YORK SECURITIES L.L.C.

                By: /s/ Harris I. Sufian
               Name: Harris I. Sufian
               Title: Managing Member

                BATL MANAGEMENT LP

                By: /s/ Thomas F. Donino
               Name: Thomas F. Donino
               Title: Managing Partner

                /s/ Thomas F. Donino
            Thomas F. Donino

                                    /s/ Lee Higgins
                                Lee Higgins

SCHEDULE I

All transactions reported in this Schedule were effected on the American Stock Exchange and on one or more electronic communication networks.

This table sets forth information with respect to each purchase of Common Stock which was effectuated by First New York Securities LLC in the last 60 days.

Trade Date	Buy/Sell	Quantity	Price per share ($)	Net Amount
4/17/2009	S	26,910	0.3651	9,420.93
4/20/2009	S	26,910	0.3625	9,350.97
4/21/2009	S	26,910	0.3565	9,189.52
4/22/2009	S	26,910	0.3612	9,315.99
4/23/2009	S	26,910	0.3674	9,482.82
4/24/2009	S	26,910	0.3628	9,359.04
4/24/2009	B	5,000	0.3600	1,800.00
4/27/2009	S	26,910	0.3611	9,313.30
4/28/2009	S	26,910	0.3617	9,329.44
4/29/2009	S	26,910	0.3613	9,318.68
4/30/2009	S	26,910	0.3618	9,332.13
5/6/2009	S	34,500	0.6444	22,231.22
5/6/2009	S	26,910	0.6220	16,333.93
5/7/2009	S	308,515	0.4508	139,074.98
5/7/2009	S	1,100	0.6500	698.48
5/7/2009	S	16,180	0.5000	8,057.43
5/7/2009	S	4,600	0.6317	2,896.54
5/8/2009	B	100,000	0.4881	48,813.26
5/8/2009	S	75,426	0.4634	34,951.51
5/8/2009	S	20,000	0.4600	9,199.76

This table sets forth information with respect to each purchase of Common Stock which was effectuated by BATL
Management LP in the last 60 days.

Trade Date	Buy/Sell	Quantity	Price per share ($)	Net Amount
4/17/2009	S	4,680	0.3501	1,608.42
4/20/2009	S	4,680	0.3475	1,596.25
4/21/2009	S	4,680	0.3415	1,554.17
4/22/2009	S	4,680	0.3462	1,590.17
4/23/2009	S	4,680	0.3524	1,605.18
4/24/2009	S	4,680	0.3478	1,597.65
4/27/2009	S	4,680	0.3461	1,589.70
4/28/2009	S	4,680	0.3467	1,592.51
4/29/2009	S	4,680	0.3463	1,590.63
4/30/2009	S	4,680	0.3468	1,552.77
5/6/2009	S	4,680	0.6070	2,810.68
5/6/2009	S	6,000	0.6444	3,806.30
5/7/2009	S	2,815	0.4980	1,386.83
5/7/2009	S	36,263	0.4508	15,984.30
5/8/2009	S	13,117	0.4634	5,947.09

This table sets forth information with respect to each purchase of Common Stock which was effectuated by Mr. Higgins for the Higgins Accounts in the last 60 days.

Trade Date	Buy/Sell	Quantity	Price per share ($)	Net Amount
5/7/2009	S	70	0.4444	31.11
5/7/2009	S	70	0.4444	31.11
5/7/2009	S	70	0.4444	31.11
5/7/2009	S	70	0.4047	28.33
5/7/2009	S	100	0.4051	40.51
5/7/2009	S	200	0.4062	81.23
5/7/2009	S	200	0.4056	81.11
5/7/2009	S	300	0.4047	121.40
5/7/2009	S	470	0.4153	195.21
5/7/2009	S	597	0.4151	247.81
5/7/2009	S	600	0.4051	243.05
5/7/2009	S	700	0.4087	286.06
5/7/2009	S	700	0.4153	290.74
5/7/2009	S	775	0.4444	344.40
5/7/2009	S	1,000	0.4153	415.34
5/7/2009	S	1,070	0.4151	444.15
5/7/2009	S	1,330	0.4141	550.73
5/7/2009	S	1,430	0.4080	583.42
5/7/2009	S	1,610	0.4244	683.26
5/7/2009	S	2,003	0.4141	829.42
5/7/2009	S	2,130	0.4153	884.66
5/7/2009	S	2,400	0.4100	983.97
5/7/2009	S	3,390	0.4244	1,438.68
5/7/2009	S	3,400	0.4047	1,375.82
5/7/2009	S	4,155	0.4444	1,846.43
5/7/2009	S	4,930	0.4444	2,190.83
5/7/2009	S	4,930	0.4444	2,190.83
5/7/2009	S	5,000	0.4744	2,371.93
5/7/2009	S	5,130	0.4046	2,075.85
5/7/2009	S	200	0.6215	124.29
5/7/2009	S	1,800	0.6500	1,157.96

This table sets forth information with respect to each purchase of Common Stock which was effectuated by Mr. Donino for the Donino Accounts in the last 60 days.

Trade Date	Buy/Sell	Quantity	Price per share ($)	Net Amount
4/17/2009	S	3,900	0.3501	1,292.85
4/17/2009	S	195	0.3501	38.26
4/17/2009	S	195	0.3501	38.26
4/20/2009	S	3,900	0.3625	1,341.21
4/20/2009	S	195	0.3475	57.75
4/20/2009	S	195	0.3475	43.75
4/21/2009	S	3,900	0.3565	1,317.81
4/21/2009	S	195	0.3415	22.58
4/21/2009	S	195	0.3415	22.58
4/22/2009	S	3,900	0.3612	1,336.14
4/22/2009	S	195	0.3462	37.50
4/22/2009	S	195	0.3462	37.50
4/23/2009	S	3,900	0.3674	1,360.32
4/23/2009	S	195	0.3524	38.71
4/23/2009	S	195	0.3524	38.71
4/24/2009	S	3,900	0.3628	1,375.88
4/24/2009	S	195	0.3478	37.81
4/24/2009	S	195	0.3478	37.81
4/27/2009	S	3,900	0.3611	1,349.75
4/27/2009	S	195	0.3461	37.48
4/27/2009	S	195	0.3461	37.48
4/28/2009	S	3,900	0.3617	1,352.09
4/28/2009	S	195	0.3467	37.60
4/28/2009	S	195	0.3467	37.60
4/29/2009	S	3,900	0.3613	1,350.53
4/29/2009	S	195	0.3463	37.52
4/29/2009	S	195	0.3463	37.52
4/30/2009	S	3,900	0.3618	1,352.48
4/30/2009	S	195	0.3468	37.62
4/30/2009	S	195	0.3468	37.62
5/6/2009	S	5,000	0.6444	3,171.91
5/6/2009	S	3,900	0.6220	2,367.23
5/6/2009	S	195	0.6070	88.36
5/6/2009	S	250	0.6444	158.59
5/6/2009	S	195	0.6070	88.36
5/6/2009	S	250	0.6444	158.59
5/7/2009	S	30,219	0.4508	13,320.18
5/7/2009	S	2,345	0.5000	1,167.77
5/7/2009	S	117	0.4980	43.26
5/7/2009	S	1,510	0.4508	665.59
5/7/2009	S	117	0.4980	43.26
5/7/2009	S	1,510	0.4508	665.59
5/8/2009	S	10,931	0.4634	4,955.98
5/8/2009	S	547	0.4634	243.47
5/8/2009	S	547	0.4634	243.47

Exhibit A
Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: May 12, 2009

                FIRST NEW YORK SECURITIES L.L.C.

                By: /s/ Harris I. Sufian
               Name: Harris I. Sufian
               Title: Managing Member

                BATL MANAGEMENT LP

                By: /s/ Thomas F. Donino
               Name: Thomas F. Donino
               Title: Managing Partner

            /s/ Thomas F. Donino
                Thomas F. Donino

           /s/ Lee Higgins
               Lee Higgins